

Tinnetta Church
Compliance Specialist

Wells Fargo Securities, LLC
MAC D1050-064
401 S Tryon St.
6th Floor
Charlotte, NC 28202

Cell: 980-215-4622

February 3, 2022

U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Wells Fargo Bank, N.A
SBSE A/A Summary of changes

1. Todd Gerald Primavera as a Principal to Schedule A.
2. Current 7R was uploaded.
3. Schedule B, item 14 was uploaded with brief description.
4. Schedule B, item 15 was uploaded with brief description.

If any additional information is needed, please feel free to contact me.

Sincerely,

Wells Fargo Bank, N.A